EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the six months ended June 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We report in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated consolidated financial statements, are presented in accordance with IFRS. This MD&A is prepared as of August 2, 2012 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 14 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our Annual Information Form, is available free of charge on the SEDAR website at www.sedar.com.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

2nd Quarter Highlights and Significant Events

•
On April 2, 2012, we announced the adoption of a shareholder rights plan, subject to TSX and shareholder approval, to provide our Board of Directors and shareholders with sufficient time to fully consider any unsolicited take-over bid for us, to ensure that our Board of Directors has sufficient time to explore alternative transactions that would maximize value for our shareholders, and to encourage the fair treatment of all of our shareholders.  Subsequently, both our shareholders and the TSX approved the shareholders rights plan.

•
On April 3, 2012, we announced a high-grade Mineral Resource estimate for the Valley of the Kings and West Zone of our wholly-owned Brucejack Project located in northern British Columbia. High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

2nd Quarter Highlights and Significant Events - continued

o	4.9 million ounces of gold in the Indicated Resource category (8.9 million tonnes grading 17.3 grams of gold per tonne); and

o	10.4 million ounces of gold in the Inferred Resource category (12.7 million tonnes grading 25.5 grams of gold per tonne).

•
On April 30, 2012, we announced the first results from the initial phase of the 2012 Brucejack Exploration Program, a 25,000-meter, seven drill in-fill drill program, with the first drill holes continuing to build on the success of the 2011 drill program.  The primary objective of the 2012 drill program is to increase drill density at the Valley of the Kings to upgrade Inferred gold resources to the Indicated resource category in support of the feasibility study underway.  Selected highlights from the first drill results for the Valley of the Kings include:

o
Hole SU-316 intersected 9,110 grams of gold per tonne over 0.5 meters (266 ounces gold per ton over 1.6 feet) and 1,035 grams of gold per tonne over 0.8 meters (30 ounces gold per ton over 2.6 feet); and

o	Hole SU-318 intersected 1,490 grams of gold per tonne over 0.7 meters (43 ounces gold per ton over 2.3 feet).

•
On May 2, 2012, we announced the filing of a preliminary prospectus supplement to our short form base shelf prospectus dated March 19, 2012 in connection with a marketed offering, through a syndicate of underwriters, of our common shares.  On May 3, 2012, we announced the underwriters had agreed to purchase 4,830,000 of our common shares at a price of $14.50 per share for gross proceeds of $70,035,000.  The underwriters were also granted an over-allotment option to purchase an additional 724,500 common shares at $14.50 per share, exercisable for a period of 30 days following closing.

•	On May 9, 2012, we announced the closing of the market offering of our common shares and the exercise of the over-allotment option for gross proceeds of $80,540,250.

•	On May 15, 2012, June 6, 2012, June 26, 2012 and July 18, 2012 we announced continuing bonanza grade drill results from the Valley of the Kings.

•
On July 25, 2012, we announced the highest-grading gold intersection encountered to date at the Brucejack project, drilled in the Valley of the Kings,  0.5 meters with uncut grades of 41,582 grams of gold and 27,725 grams of silver per tonne (1.6 feet averaging 1,212.8 ounces gold and 808.6 ounces silver per ton), within  a three meter intersection with uncut grades of 8,330 grams of gold and 5,628 grams of silver per tonne (9.8 feet averaging 243.0 ounces of gold and 164.2 ounces of silver per ton).

•
On July 31, 2012, we announced the bonanza-grade interval from hole SU-452 extends over 10 meters, from a downhole depth of 198.79 meters, with an average grade of 2,393 grams of gold and 1,605 grams of silver per tonne uncut over 10.71 meters (70.3 ounces gold and 46.8 ounces silver per ton over 35.1 feet), which includes our highest-grade intercept to date of 41,582 grams of gold and 27,725 grams of silver per tonne uncut over 0.5 meters. Hole SU-452 intersected a total of seven separate intervals grading over 20 grams of gold per tonne, including 0.65 meters grading 1,130 grams of gold per tonne uncut from a downhole depth of 150.79 meters.  We also announced intersections grading greater than 1,000 grams of gold per tonne in four additional drill holes.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 90,000 hectares.

2012 Exploration Program

In late February 2012, we began mobilizing drills to our Brucejack Project to commence the 2012 Brucejack Exploration Program, with six drills mobilized to site by the end of the first quarter of 2012.  In April 2012, we mobilized a seventh drill to site.  By the end of June 2012, a total of 154 drill holes had been completed or were in progress comprising approximately 46,845 meters of drilling.

The initial phase of the 2012 Brucejack Exploration Program consisting of 26,230 meters of drilling in 60 holes was completed in early June.  The primary objective of the initial phase of the 2012 drill program was to increase drill density at the Valley of the Kings to upgrade Inferred gold resources to the Indicated resource category in support of the feasibility study underway.  The second phase of the 2012 Brucejack Exploration Program is currently underway and is focused on high-grade definition drilling of the shallow high-grade resources at the Valley of the Kings, as well as testing extensions of the Valley of the Kings and other high-grade zones.

Resource Estimate

On April 3, 2012, we announced a high-grade Mineral Resource estimate for the Brucejack Project (see our news release of April 3, 2012).  The resource estimate was completed by Snowden Mining Industry Consultants (“Snowden”) as part of the feasibility study now underway for the Brucejack Project (see the Brucejack Project Mineral Resources Update Technical Report dated April 3, 2012 and filed on SEDAR on April 30, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	4.9 million ounces of gold in the Indicated Resource category (8.9 million tonnes grading 17.3 grams of gold per tonne); and

•	10.4 million ounces of gold in the Inferred Resource category (12.7 million tonnes grading 25.5 grams of gold per tonne).

And in the West Zone:

•	0.9 million ounces of gold in the Measured and Indicated Mineral Resource categories (4.9 million tonnes grading 5.85 grams of gold per tonne); and

Operations - continued

•	0.8 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 6.44 grams of gold per tonne).

An updated Brucejack high-grade Mineral Resource estimate to be used as the basis for feasibility study mine planning will incorporate drill results from the second phase of the 2012 Brucejack Exploration Program in addition to the results of the first phase, which was completed in June 2012.  The updated high-grade Mineral Resource estimate is expected in the third quarter.

Preliminary Economic Assessment

On February 23, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project (see news release dated February 23, 2012), which was based on our Mineral Resource estimate announced on November 28, 2011 (see news release dated November 28, 2011).  The PEA was filed on www.sedar.com on February 22, 2012.  The Mineral Resource estimate announced on November 28, 2011 is no longer current and, accordingly, the preliminary economic assessment is also no longer current.

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company, to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, we also retained Snowden to prepare a high-grade Mineral Resource estimate for the high-grade gold and silver resources identified to date in the Valley of the Kings and West Zone, which was completed and announced on April 3, 2012 (see news release dated April 3, 2012).  Snowden will prepare an updated Brucejack high-grade Mineral Resource estimate, which is expected to be completed in the third quarter, to be used as the basis for feasibility study mine planning.  The feasibility study is expected to be completed in the first quarter of 2013.

Underground

We have received the permit required to commence the underground exploration program at Brucejack.  The underground contractor is mobilizing equipment to site with crews to follow later this month.  The first phase will be to slash out the existing West Zone underground workings to five-by-five meters down to the 1330 meter level, a distance of approximately 500 meters.  The next phase will be to advance the decline from the 1330 meter level of the West Zone to the 1314 meter level in the Valley of the Kings, a distance of approximately 450 meters.  We expect to take an underground bulk sample in the Valley of the Kings in the first half of 2013.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Operations - continued

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2022, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, now total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. As a result, there was no conversion from Canadian GAAP and no transitional impact on our accounting practices. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2011. We have chosen to capitalize all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Results of Operations

Loss before taxes for the quarter ended June 30, 2012 was $2,479,040 compared to a loss of $3,741,933 during the quarter ended June 30, 2011 and is largely attributed to the stock option expense of $1,663,467 in the second quarter of 2012 compared to $3,198,299 in the second quarter of 2011.  For the six month periods ended June 30, 2012 and 2011, the loss before taxes was $6,231,883 and $9,818,164 respectively and the stock option expense for the corresponding periods was $3,807,223 and $8,586,079. The Company hires individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  We expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.  As the Project advances, the Company’s overhead also increases.  As such, general and administrative expenses totaled $206,456 in the second quarter of 2012 compared to $26,505 for the second quarter of 2011.  For the six month period ended June 30, 2012 and 2011, general and administrative expenses totaled $341,444 and $171,765 respectively.  Much of the increase is due to employee set up costs, as the number of individuals working for the Company has increased significantly, as well as computer consulting fees.

In addition, investor relations activities totaled $172,153 and salaries expense was $326,215 in the second quarter of 2012 compared to $220,437 and $370,517 respectively, in the second quarter of 2011.  During the second quarter of 2012, investor relations and salaries expense has remained consistent to the comparable quarter of the prior year. The comparable amounts for the six month periods ended June 30, 2012 and 2011 was $413,659 (2011 - $306,150) for investor relations and $675,364 (2011 - $601,542) for salaries.  For the six months ended June 30, 2012, we incurred listing fees of $509,251 for 2012 compared to $110,025 in 2011, which resulted primarily from our listing on the New York Stock Exchange.

We earned interest income on our cash balance for the quarter ended June 30, 2012 of $170,340 compared to $102,567 in 2011.  The comparable amounts for the six month periods ended June 30, 2012 and 2011 was $235,401 and $220,481 respectively.

During the second quarter of 2012, we recorded deferred income tax expense of $958,155 derived primarily from the transfer of the tax base of mineral exploration expenditures to flow through share investors.  The amount for the six month period ended June 30, 2012 is $1,703,608.  No flow through shares were issued in the comparable periods of the prior year.

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, subject to any material changes in exploration and development activities.

Summary of Quarterly Results

Selected consolidated financial information for this quarter and the preceding four quarters is as follows:

	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Total revenue	Nil	Nil	Nil	Nil	Nil
Loss	$3,437,195	$4,498,296	$7,192,137	$361,420	$3,741,933
Loss per share	$0.04	$0.05	$0.07	$0.01	$0.04
Loss per share – fully diluted	$0.04	$0.05	$0.07	$0.01	$0.04

Liquidity and Capital Resources

Our cash and cash equivalents as at June 30, 2012 totaled $73,868,252. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at June 30, 2012 was $75,731,479. Working capital items other than cash and cash equivalents consisted of receivables of $8,925,690, comprised of $2,898,690 of Harmonized Sales Tax refunds and $6,027,000 accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $157,607, and accounts payable and accrued liabilities of $7,220,070. The increase in accounts payable and accrued liabilities is primarily attributable to the heightened exploration activity with the Brucejack project.

During the second quarter, we completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80.5 million. The gross proceeds of the offering are to be used to accelerate exploration of the Valley of the Kings Zone at the Brucejack Project with infill and expansion drilling.

We believe we have sufficient working capital to maintain the tempo of activities as we advance the Valley of the Kings and West Zone to production.

Cash used in investing activities in the six month period ended June 30, 2012 was $37,796,478, $36,537,638 of which was incurred in respect of exploration activities at the Projects described under Operations above.  The exploration activities included approximately $17 million for exploration and geotechnical drilling, $7 million for road construction and $3 million for camp construction.  Other investing activities included $510,245 of reclamation deposits posted and $748,595 to acquire exploration machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard in December 2010, the completion by Silver Standard of the secondary offering of our common shares in April 2011 and our completion of flow-through offerings in July 2011 and February 2012 resulted in Silver Standard owning 27.6% of our issued common shares at March 31, 2012.  With the exercise of the warrants issued as part of the secondary offering by Silver Standard, which expired in April 2012, and the completion of our offering on May 9, 2012, Silver Standard now owns 20.3% of our issued common shares at the date of this MD&A.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 to the consolidated financial statements for the year ended December 31, 2011. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;
ii)	the estimation of share-based payment transactions;
iii)	the composition of deferred income tax liabilities included in the statement of financial position;
iv)	the flow-through premium estimated on the issuance of flow-through shares.

Critical Accounting Estimates - continued

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At June 30, 2012, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.

Critical Accounting Estimates - continued

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in cost is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At June 30, 2012, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, we grant share purchase options to directors, employees and service providers. We use the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

•	Risk free rate
•	Expected life
•	Expected volatility
•	Grant date share price
•	Expected dividend yield

The assumptions with the great impact on the calculations are the volatility and the expected life.  We base our expectation of volatility on the volatilities of similar publically listed companies as the expected life of the options exceeds our trading history.

Critical Accounting Estimates - continued

5) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Changes in Accounting Policies

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2013 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement
o	IFRS 10, Consolidated Financial Statements
o	IFRS 13, Fair Value Measurement
o	IAS 1, Presentation of Financial Statements (amended)
o	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Instruments and Other Instruments - continued

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource property is related to the price of gold and silver and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold and silver prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Financial Instruments and Other Instruments - continued

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at June 30, 2012, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At August 2, 2012, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	93,677,636
Share purchase options	7,096,950	$6.00 - $17.46	3.81
Fully diluted	100,774,586

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements are properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at June 30, 2012 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to our Company is reported as required.

Internal Control over Financial Reporting and Disclosure Controls and Procedures - continued

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

Statement Regarding Forward-Looking Information - continued

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.